FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2021 Earnings presentation

9M’21 Earnings Presentation All. Together. Now. 27 October 2021

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2021 Financial Report, published as Inside Information on 27 October 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

4 Index 1 Appendix 3 Business areas review Key takeaways 2 4 Highlights and Group performance

5 Delivered another strong set of results in Q3, reflecting business momentum Growth • Net operating income up 11% YoY driven by the 8% increase in total income (volumes: +4% loans; +6% deposits; +17% mutual funds) and efficiency improvement • Widespread growth across regions and businesses • Increased digitalization: 54% of sales through digital channels in 9M'21 (44% in 9M'20) and c.47 million digital customers (+13% YoY) Profitability • Q3'21 profit of EUR 2,174 mn: +3% QoQ • 9M'21 Group attributable profit of EUR 5,849 mn1 and 9M'21 underlying profit of EUR 6,379 mn (+87% YoY) • Increased profitability: underlying RoTE of 12.6% and underlying EPS of EUR 34.4 cents Strength On track to outperform our FY’21 goals and we reiterate our M/T RoTE4 target of 13-15% • Cost of credit improved to 0.90%. Loan-loss reserves stood at EUR 24.5 bn, with a coverage ratio of 74% • Fully-loaded CET1 ratio of 11.85% with continued organic generation (+48 bps in Q3’21) • Outstanding TNAV performance: TNAVps of EUR 3.99. TNAV + Dividend per share2: +1.4% QoQ; +6.5% YoY • Announced shareholder remuneration policy3 for 2021: pay-out set at c.40% of underlying profit, to be split in equal parts in two cash dividend payments and share buyback programmes. Interim distribution of approximately EUR 1.7 bn Note: changes in constant euros (1) Q1'21: -EUR 530 mn (net of tax) mainly due to restructuring charges for FY’21 (2) Including EUR 4.85 cents from the dividend to be paid in November 2021 (already deducted from shareholders’ equity in September) and EUR 2.75 cents paid in May 2021 (3) The board of directors has approved the payment of the interim cash dividend against 2021 results in November and the repurchase programme, which commenced on 6 October 2021. The implementation of the remainder of the shareholder remuneration policy for 2021 is subject to the appropriate corporate and regulatory approvals (4) Medium-term underlying RoTE

6 Steady customer growth and increased digitalization led to strong revenue generation and efficiency improvement Total customers 152 mn +3% # Digital transactions 2,805 mn +39% Top 3 NPS in 7 markets Digital sales 54% +10 pp 9M'21 and YoY changes Efficiency 45.6% -123 bps Total income c. EUR 35 bn +8% Net operating income c. EUR 19 bn +11% +7 pp Mortgages +12 pp Consumer +11 pp Deposits +5 pp +12 pp Investments & Insurance Cards 9M'21 and YoY changes in constant euros

9M underlying profit of EUR 6.4 billion, driven by solid net operating income growth (+11%[1] YoY), improved efficiency and lower cost of credit

EUR million	9M'21	9M'20	% change Euros	% change Constant euros
NII	24,654	23,975	3	7
Net fee income	7,810	7,559	3	8
Trading and other income	2,162	2,071	4	8
Total income	**34,626**	**33,605**	**3**	**8**
Operating expenses	-15,778	-15,726	0	4
Net operating income	**18,848**	**17,879**	**5**	**11**
LLPs	-5,973	-9,562	-38	-34
Other results	-1,443	-1,301	11	15
Underlying PBT	**11,432**	**7,016**	**63**	**74**
Underlying att. profit	**6,379**	**3,658**	**74**	**87**
Net capital gains and provisions[2]	-530	-12,706	-96	-96
Attributable profit	**5,849**	**-9,048**	**—**	**—**

9M'21 vs. 9M'20	Underlying att. profit[1] (EUR mn)	Contribution to Group's Underlying profit[3]
Europe	2,293 +98%	29%
North America	2,288 +122%	29%
South America	2,471 +31%	30%
Digital Consumer Bank	935 +17%	12%

Santander

(1) Changes in constant euros
(2) 9M'21: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. 9M'20: adjustments to the valuation of goodwill & deferred tax assets and other
(3) Contribution as a % of operating areas and excluding the Corporate Centre

7

8 3,524 3,004 2,589 2,674 2,015 1,761 2,197 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Strong revenue drove earnings growth in Q3, with some seasonality in provisions in the US Note: data in constant euros 5,148 4,961 5,107 5,321 5,153 5,265 5,360 Costs +2% QoQ LLPs +25% QoQ 10,672 10,371 11,137 11,172 11,502 11,317 11,808 Total income +4% QoQ 208 1,472 1,738 1,445 2,165 2,072 2,142 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Underlying attributable profit (EUR mn) Constant EUR mn Underlying attributable profit +3% QoQ 377 1,531 1,750 1,423 2,138 2,067 2,174 +5% QoQ

9 NII up 7% YoY driven by an outstanding volume performance and margin management Note: changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos • NII growth YoY and QoQ was driven by higher lending and deposit volumes, partially offset by seasonality in Europe • Activity picked up in the quarter: loans grew EUR 8 bn and deposits EUR 15 bn • Margin management: repricing of liabilities (Europe, North America and Chile) and loan spreads improvement in the UK, Poland and the US • Average interest rates remained lower than 9M’20, despite some initial increases in 2021 in Latin America (similar average levels in Brazil) Deposits +6% YoY Loans +4% YoY Volume growth +1% QoQ +2% QoQ 9M'21 vs. 9M'20 Q3'21 vs. Q2'21

Net fee income up 8% YoY, recovering to pre-pandemic levels and growing in higher value-added services and products

Activity rebound

	9M'21 vs. 9M'20	Q3'21 vs. Q2'21	
PoS turnover	+40%	+14%	• **Strong acquiring turnover** recovery boosted by
Cards turnover	+25%	+7%	• **Overall growth** in **cards turnover**
Digital Consumer Bank (new lending)	+11%	-5%	• **Strong signs of recovery YoY.** Sector-wide stress in Q3 affected new vehicles; consumer new lending increased
SAM+Private Banking (AuM)	+12%	+2%	• **Business diversification:** SCIB 17% and WM&I 32% of total fees • **Strong commercial flows** in WM&I: EUR 14 bn YTD
Insurance premiums[1]	+13%	-1%	• **Insurance business boosted YoY by**
DCM+ECM+M&A fees	+23%	+8%	• **Fee income recorded another strong quarter,** YTD EUR 1.3 bn

Note: changes in constant euros
(1) Gross written protection insurance premiums

Santander

10

Continued progress on driving efficiencies (mainly in Europe: -657 bps YoY) despite accelerating inflation. Costs fell 1% in real terms

Group

Efficiency ratio



-123 bps
46.8%
45.6%
9M'20
9M'21

Costs

9M'21 vs. 9M'20. Constant euros

+3.7%

-0.8% in real terms

Costs by region

9M'21 vs. 9M'20 - Constant euros

Region	Change	Countries
Europe	-1.5%	-7%; -2%; -3%; +5%
North America	+8.5%	+8%; +3%
South America	+8.6%	+1%; +2%; +44%
Digital Consumer Bank	+3.7%	

Santander

Note: South America excluding Argentina: +4%

11

12 Loan-loss provisions Constant EUR bn 3.5 3.0 2.6 2.7 2.0 1.8 2.2 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Credit quality indicators Sep-20 Jun-21 Sep-21 Cost of credit1 NPL ratio Coverage ratio Note: exposure and coverage ratio by stage in appendix, page 58 1.27% 0.94% 3.15% 3.22% 76% 73% (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized 9M'21 provisions, cost of credit would be 0.83% (1.33% in 9M'20) 0.90% 3.18% 74% Cost of credit remained well below 1%. In Q3, LLPs reflected seasonality in the US

13 Strong organic generation, which enabled us to maintain the fully-loaded CET1 ratio at the top end of our 11-12% target range… (1) Market risk, NPL backstop, New Default Definition anticipation (2) Mainly HTC&S Fully-loaded CET1 ratio quarterly evolution 11.85-0.16 -0.17 11.70 +0.48 Jun-21 Organic generation Regulatory & Models (1) Markets & others (2) Sep-21 Phased-in CET1 ratio 12.11 12.26%

...whilst we continued to deliver outstanding **growth in profitability and TNAVps**

Underlying RoTE



7.1%
7.4%
12.6%
9M'20
2020
9M'21

Statutory RoTE 9M'20: 3.3%, 2020: 1.9% and 9M'21: 11.8%

Underlying earnings per share



EUR cents
18.7
34.4
9M'20
9M'21

Statutory earnings per share 9M'20: -EUR 54.6 cents and 9M'21: EUR 31.3 cents

TNAV per share



EUR
TNAV + Dividend per share[1]: +1.4% QoQ; +6.5% YoY
3.82
3.98
3.99
Sep-20
Jun-21
Sep-21

(1) Including EUR 4.85 cents from the dividend to be paid in November 2021 (deducted in September) and EUR 2.75 cents paid in May 2021

Santander

Notes: the averages for the 9M RoTE denominators are calculated on the basis of 10 months from December to September and 2020 RoTE denominator is calculated on the basis of 13 months from December to December. For periods of less than a year, and in the event of items outside the ordinary performance of our business, the profit used to calculate the statutory RoTE is the annualized underlying attributable profit (excluding these results), to which these results are added without annualizing them

14

15 Payable in two cycles: 40% pay-out of Group’s FY21 underlying profit Committed to delivering shareholder value (1) The board of directors has approved the payment of the interim cash dividend against 2021 results in November and the repurchase programme, which commenced on 6 October 2021 (2) The implementation of the remainder of the shareholder remuneration policy for 2021 is subject to the appropriate corporate and regulatory approvals (3) Equivalent to a total amount of EUR 841 mn Remuneration To be split in equal parts: Cash dividend EUR 4.85 cents3 per share Share buyback programme* EUR 841 mn Interim distribution in Nov-211 Total value EUR 1.7 bn 40% of H1’21 underlying profit Interim distribution (Nov-211) & Final distribution (May-222) Cash dividend payments & Share buybacks (*) The average purchase price of shares not to exceed EUR 3.98 nor 9.7% of the Bank’s share capital. Estimated duration of the buyback programme: from 6 October 2021 to 17 December 2021 Shareholder remuneration policy for 2021

16 E Environmental - Ambition to be Net Zero by 2050 Net-Zero Banking Alliance Reduce emission intensity1 by 2030 0.23 tCO2/MWh In Q3, we joined the Partnership for Carbon Accounting Financials (PCAF) Setting decarbonization targets ESG: supporting the green transition of our clients and committed to our climate change goals… 0.11 tCO2/MWh Note: more details on page 64 of appendix (1) We have set a specific target to strive to reduce emission intensity on power generation portfolio by 2030 Green finance mobilized EUR 17 bn Since 2019 EUR 51 bn Goal: EUR 120 bn by 2025 Santander Green Bond 9M’21 EUR 1 bn Issuances 3 green bonds EUR 3 bn to date 9M’21 Global League tables position #1 by deals in Bloomberg Clean Energy Top 3 by volume in Dealogic Wind, Renewable Fuels 9M’21

... whilst we continue **building a more inclusive society**

S Social

Santander finance for all

Goal: 10 mn of financially empowered people by 2025

6.2 mn people
since 2019

Microentrepreneurs

1.3 mn people
since 2019

Diversity & Inclusion

Goal: 30% women in senior leadership positions[1] by 2025

25.4%
Sep-21

+3 pp
since 2019[2]

G Governance

An independent and diverse Group Board

Independent directors



>60%

Women



40%

ESG in compensation

ESG metrics are part of our executive compensation **bonus scorecard**[3]

80% engagement[4] of employees (4 pp above sector)

Santander awards in Q3

- **World's Best Bank for Financial Inclusion 2021** by Euromoney
- **Most innovative entity in digital banking for its financial inclusion initiatives** by The Banker
- **Best Bank in Sustainable Finance in Latin America** by Global Finance and Euromoney

Santander

(1) Senior positions represent c.2,300 employees
(2) As of Jan-19
(3) Also including contribution to the climate project, development of green finance and contribution to financially empowering people
(4) Global Engagement Survey 2021

17

18 Index 1 Appendix 3 Business areas review Key takeaways 2 4 Highlights and Group performance

19 Our geographic and business diversification continued to be a key growth driver Underlying att. profit (EUR mn) Net operating income (EUR mn) Europe South America North America 9M'21 vs. 9M'20 Underlying RoTE Customer deposits (EUR bn) Customer loans (EUR bn) Digital Consumer Bank Digital customers (mn) Digital Consumer Bank 15.9 567 589 6,108 2,293 8% +6% +3% +4% +29% +98% +3.7 pp 6.5 127 109 4,649 2,288 13% +11% +1% +8% +5% +125% +6.7 pp 23.5 126 111 7,386 2,471 20% +18% +10% +11% +12% +31% +3.1 pp 0.7 114 54 2,170 935 13% +24% -1% +7% +4% +17% +2.3 pp Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos (1) Excluding disposals impact in % changes. Otherwise, loans 0%, net operating income -1% and underlying profit +122% (2) RoTE adjusted for excess capital in the US: 21% 1 2

20 Spain 200 336 Loans Funds 0% P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 975 -3.9 3,009 4.1 Net fee income 616 -0.1 1,821 4.6 Total income 1,881 11.1 5,359 4.1 Operating expenses -818 -4.0 -2,537 -7.2 Net operating income 1,063 26.3 2,822 16.8 LLPs -449 -8.7 -1,390 0.0 PBT 453 123.7 995 42.9 Underlying att. profit 340 130.5 730 47.0 (*) EUR mn and % change KEY DATA 9M'21% 9M'20 Digital customers (mn) 5.3 +3% NPL ratio (%) 5.99 +1 bps Cost of credit (%) 1.01 +21 bps Efficiency ratio (%) 47.3 -575 bps Underlying RoTE (%) 6.5 +2.3 pp +6% (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds The pick up of activity in individuals, notably mortgages and consumer lending, was offset by the continued slowdown in SME and corporate demand after 2020 highs Q3 profit up boosted by improved trends in LLPs, further cost reductions and SRF contribution in Q2. NII decreased mainly due to CIB activity Profit growth YoY driven by higher revenue (margin management and increased fees) and strong efficiency improvement VOLUMES1 Sep-21

21 UK VOLUMES1 Sep-21 KEY DATA 9M'21% 9M'20 Digital customers (mn) 6.5 +5% NPL ratio (%) 1.27 -6 bps Cost of credit (%) 0.01 -25 bps Efficiency ratio (%) 53.4 -1,266 bps Underlying RoTE (%) 11.5 +9.3 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 1,168 5.4 3,268 26.6 Net fee income 114 -3.7 352 -13.8 Total income 1,303 6.8 3,625 20.7 Operating expenses -638 -2.3 -1,937 -2.4 Net operating income 665 17.3 1,688 65.8 LLPs -1 — 67 — Underlying PBT 625 5.6 1,623 413.9 Underlying att. profit 452 12.2 1,145 407.3 (*) EUR mn and % change in constant euros 244 234 Loans Funds +1% +3% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds In Q3, continued revenue improvement, cost reductions and near zero LLPs Solid performance YoY across the P&L: volume growth, margin management (NIM: +26 bps), strong efficiency improvement and cost of credit well below 10 bps As a result, significant improvements in efficiency and profitability, maintaining a double-digit RoTE

22 Brazil KEY DATA 9M'21% 9M'20 Digital customers (mn) 18.2 +20% NPL ratio (%) 4.72 +8 bps Cost of credit (%) 3.60 -98 bps Efficiency ratio (%) 29.3 -252 bps Underlying RoTE (%) 21.6 +3.3 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 2,083 5.1 5,782 11.9 Net fee income 696 -3.7 2,027 6.7 Total income 2,882 4.0 8,085 9.8 Operating expenses -864 7.3 -2,366 1.1 Net operating income 2,019 2.7 5,719 13.9 LLPs -757 8.9 -1,980 -9.7 Underlying PBT 1,172 -5.8 3,526 34.1 Underlying att. profit 582 -9.5 1,762 28.9 (*) EUR mn and % change in constant euros 74 104 Loans Funds +13% +3% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Our growth strategy focused on improving customer service, which enabled us to accelerate customer acquisition and increase loyalty Loans rose at double-digit rates YoY, with controlled credit quality and lower cost of risk Profit up YoY: higher revenue (volumes and fee income), strong cost control and lower LLPs In Q3, continued strong NII growth (volumes and interest rates), was offset by a rise in costs (inflation and collective labour agreement) and higher provisions (volume growth in retail) VOLUMES1 Sep-21

23 USA KEY DATA 9M'21% 9M'20 Digital customers (k) 1,032 +4% NPL ratio (%) 2.36 +51 bps Cost of credit (%) 1.06 -202 bps Efficiency ratio (%) 42.0 +50 bps Underlying RoTE (%) 14.3 +10.3 pp 95 91 Loans Funds P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 1,359 0.1 4,022 -0.4 Net fee income 174 -11.7 606 -5.5 Total income 1,849 -1.6 5,586 6.9 Operating expenses -815 1.7 -2,346 8.2 Net operating income 1,034 -4.1 3,240 6.0 LLPs -294 — -450 -79.8 Underlying PBT 734 -33.7 2,784 261.3 Underlying att. profit 498 -28.2 1,788 304.6 (*) EUR mn and % change in constant euros 1 +2% +13% (1) RoTE adjusted for excess capital: 28% (2) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding Bluestem portfolio disposal impact. Considering it, loans +1%. Profit grew YoY boosted by net operating income (+17% excluding Puerto Rico and Bluestem portfolio disposals) and significant LLP savings Revenue up YoY mainly driven by auto leasing results. NII and fees comparison affected by disposals (excluding them: NII +7%; fees +8%; total income +14%) Profit down in Q3 due to seasonality in LLPs coupled with releases in the prior quarter, and lower CIB fees and lease income VOLUMES2 Sep-21

24 Mexico KEY DATA 9M'21% 9M'20 Digital customers (mn) 5.3 +11% NPL ratio (%) 3.14 +80 bps Cost of credit (%) 2.69 -28 bps Efficiency ratio (%) 44.2 +325 bps Underlying RoTE (%) 13.6 -1.6 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 711 1.7 2,063 -3.6 Net fee income 203 -5.8 617 4.6 Total income 919 2.4 2,662 -4.5 Operating expenses -425 9.9 -1,177 3.0 Net operating income 494 -3.2 1,485 -9.8 LLPs -213 1.9 -645 -16.9 Underlying PBT 280 -5.2 828 -2.9 Underlying att. profit 215 2.7 602 0.9 (*) EUR mn and % change in constant euros 32 43 Loans Funds -2% +5% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Continued double-digit growth of our loyal and digital customer base Loans affected by corporates but started to show signs of recovery: individuals +11% YoY with mortgages +14% Slight profit increase YoY due to NII pressures (lower rates and lending) and reduced trading gains (ALCO sales in 2020). Cost growth well below inflation and cost of credit down to 2.7% Q3 profit up with improved trends in NII and gains on financial transactions, whilst costs increased due to IT projects and the insourcing of employees VOLUMES1 Sep-21

25 New lending well above 9M’20 (+11% YoY). Activity in Q3 dampened by worldwide production issues in new auto while used vehicles were broadly flat. Consumer new lending increased Profit up YoY driven by revenue increases (net fee income boosted by higher activity) and improved cost of credit Strong profit growth in Q3 driven by increased revenue (in particular, net fee income in Germany), SRF charge in Q2 and efficiency improvement Digital Consumer Bank KEY DATA 9M'21% 9M'20 Active customers (mn) 19.1 -4% NPL ratio (%) 2.15 -14 bps Cost of credit (%) 0.57 -22 bps Efficiency ratio (%) 45.4 -3 bps Underlying RoTE (%) 13.2 +2.3 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 1,077 0.5 3,207 -0.1 Net fee income 222 7.5 616 8.8 Total income 1,369 5.4 3,975 3.6 Operating expenses -591 -3.4 -1,805 3.7 Net operating income 778 13.3 2,170 3.6 LLPs -141 -0.4 -449 -40.7 Underlying PBT 594 18.5 1,602 16.0 Underlying att. profit 366 31.9 935 17.5 (*) EUR mn and % change in constant euros 114 57 Loans Funds -1% +11% Digital Consumer Bank (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds VOLUMES1 Sep-21

Global businesses

Corporate & Investment Banking

Another strong set of results in Q3'21

Strong underlying profit growth YoY backed by all revenue lines and a sharp reduction in LLPs

Leading positions in the rankings of different products (e.g. #1 in Structured Finance in LatAm and Europe by # of transactions)

Underlying RoRWA	Total fees	Efficiency
2.4%	EUR 1,335 mn (+19% YoY)	37.7%

P&L*	Q3'21	vs. Q2'21	9M'21	% 9M'20
Total income	1,414	9.2	4,352	12.1
Net operating income	840	12.4	2,709	12.3
Underlying att. profit	**547**	**9.5**	**1,744**	**25.9**

(*) EUR mn and % change in constant euros

Wealth Management & Insurance

Commercial flows YTD: Private Banking EUR 7.9 bn; SAM EUR 6.3 bn.

Gross written premiums (Insurance): +5% YoY boosted by protection business (+13%)

Total contribution to Group profit increased driven by higher volumes, private banking fees and growth in insurance protection business

AUMs	Total fees[1]	Contribution to Group's profit[2]
EUR 396 bn (+12% YoY)	EUR 2,494 mn (+11% YoY)	EUR 1,733 mn (+16% YoY)

P&L*	Q3'21	vs. Q2'21	9M'21	% 9M'20
Total income	616	17.7	1,637	13.6
Net operating income	395	34.0	969	20.7
Underlying att. profit	**292**	**38.2**	**698**	**23.9**

(*) EUR mn and % change in constant euros

(1) Including fees generated by asset management and insurance transferred to the commercial network

(2) Profit after tax + fees generated by asset management and insurance transferred to the commercial network

Santander

26

PagoNxt

Continued momentum in Q3

Merchant solutions

Getnet franchise continues to grow:

Getnet

- **Brazil:** Getnet Brazil has recorded very significant market shares gains in the country (16% in Total Payments Volume and > 30% in e-commerce)
- **Europe:** Getnet operations launched in Q3, commercial activity has started to focus on customer acquisition

Active merchants (Millions)		Total Payments Volume (TPV) (EUR bn)	
1.19	+11%	81.2	+53%
Sep-21	YoY	Jan-Sep 21	YoY

Trade solutions

Active corporate/ business clients[2]

OneTrade — 7.3k

- 8 markets connected
- Q3 customers +80% vs. Q1'21

Ebury — >15k

- Monthly onboarding average: 500 companies
- Q3 revenue: +23% vs. Q1'21

Consumer solutions

superdigital — Active users[2]: +13% YoY

- Launched in Argentina in Q3

PagoNxt revenue performance

Constant EUR mn



237
+41%
334
9M'20
9M'21
95
+49%
142
H1'21 avg.[1]
Q3'21

We are on track to reach our expected H2 revenue growth of c. +50% versus H1

(1) H1'21 quarterly average
(2) Sep-21

Santander 27

28 Lower revenue affected by the positive impact of FX hedging in 2020 Operating expenses decreased in real terms driven by streamlining and simplification measures Significantly lower provisions due to charges in 9M'20 for certain holdings whose valuation was affected by the crisis Corporate Centre P&L* 9M'21 9M'20 NII -1,033 -1,029 Gains/Losses on Financial Transactions -145 182 Operating expenses -249 -248 LLPs and other provisions -277 -430 Tax and minority interests 134 112 Underlying att. profit -1,607 -1,455 (*) EUR mn

29 Index 1 Appendix 3 Business areas review Key takeaways 2 4 Highlights and Group performance

9M'21 Key takeaways

Solid P&L performance

Sound revenue performance	**Revenue** +8%
Efficiency gains -123 bps	**Net operating income** +11%
Low cost of credit 0.90%	**Underlying profit** EUR 6.4 bn

Volume growth and profitability improvement

Volume growth YoY and QoQ	**Loans:** +32 bn YoY	**Funds:** +73 bn YoY
Increasing capital ratio and profitability	**FL CET1** 11.85%	**Und. RoTE** 12.6%
Delivering value for our shareholders	**Interim remuneration** Cash dividend EUR 4.85 cents	Buyback EUR 841 mn

Business normalization underpins our great confidence in our profitable growth ahead

Santander

Note: changes vs. 9M'20 in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

30

31 Index 1 Appendix 3 Business areas review Key takeaways 2 4 Highlights and Group performance

32 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

33 Europe P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 2,744 -0.5 8,140 11.9 Net fee income 1,079 -0.6 3,236 6.9 Total income 4,208 6.5 12,299 11.5 Operating expenses -2,048 -1.3 -6,191 -1.5 Net operating income 2,160 15.2 6,108 28.8 LLPs -676 11.6 -1,877 -22.5 Underlying PBT 1,227 32.8 3,377 96.5 Underlying att. profit 867 44.0 2,293 98.3 (*) EUR mn and % change in constant euros 567 695 Loans Funds +3% +6% KEY DATA 9M'21% 9M'20 Digital customers (mn) 15.9 +6% NPL ratio (%) 3.15 -14 bps Cost of credit (%) 0.48 +0 bps Efficiency ratio (%) 50.3 -657 bps Underlying RoTE (%) 7.6 +3.7 pp (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Revenue increased YoY driven by NII (UK mortgages and funding cost management), net fee income in most countries and strong increase in SCIB Strong efficiency improvement as a result of the ongoing optimization plans Solid performance in credit quality after LLPs dropped in most countries (releases in the UK) In Q3, variation boosted by continued efficiency improvement and SRF charge in Q2 VOLUMES1 Sep-21

34 Portugal 40 46 Loans Funds KEY DATA 9M'21% 9M'20 Digital customers (k) 980 +9% NPL ratio (%) 3.44 -81 bps Cost of credit (%) 0.35 -7 bps Efficiency ratio (%) 41.2 -389 bps Underlying RoTE (%) 11.2 +2.7 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 185 -3.5 569 -3.9 Net fee income 115 4.3 325 13.9 Total income 312 3.0 1,042 6.3 Operating expenses -140 -2.0 -429 -2.8 Net operating income 172 7.5 613 13.9 LLPs -25 -27.8 -95 -37.6 Underlying PBT 145 27.4 492 40.5 Underlying att. profit 100 27.5 339 39.3 (*) EUR mn and % change +4% +7% (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Sharp rise in digital and mobile customers leading to higher digital sales penetration Continued strength in customer loans driven by corporate and mortgage new business Profit up YoY boosted by net fee income, ALCO portfolio sales, cost control and lower LLPs more than offsetting weaker NII (lower interest rates) Q3 sustained improvement as positive trends in fee income, costs and LLPs continued VOLUMES1 Sep-21

35 Poland KEY DATA 9M'21% 9M'20 Digital customers (k) 2,917 +8% NPL ratio (%) 4.34 -24 bps Cost of credit (%) 0.82 -17 bps Efficiency ratio (%) 41.0 -84 bps Underlying RoTE (%) 5.1 -0.8 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 251 1.3 741 -4.0 Net fee income 133 5.7 386 19.5 Total income 405 -2.2 1,179 6.7 Operating expenses -162 0.0 -483 4.6 Net operating income 243 -3.7 696 8.3 LLPs -47 5.3 -161 -33.7 Underlying PBT 140 69.6 281 -4.7 Underlying att. profit 70 110.3 125 -9.4 (*) EUR mn and % change in constant euros 30 41 Loans Funds +4% +11% Recovery in Retail and SME banking activity reflected in record mortgage loan sales and new customer acquisition Net operating income after LLPs up 34% YoY supported by strong net fee income and a sharp fall in LLPs, more than offsetting lower NII (lower interest rates) Profit impacted by a charge of EUR 148 mn YTD related to CHF mortgages, mainly recorded in Q2 1 (1) RoTE adjusted for excess capital: 10% (2) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds VOLUMES2 Sep-21

36 North America P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 2,070 0.7 6,085 -1.5 Net fee income 386 -8.0 1,247 0.0 Total income 2,779 -0.1 8,266 3.0 Operating expenses -1,275 4.5 -3,617 8.5 Net operating income 1,504 -3.8 4,649 -1.0 LLPs -506 156.6 -1,095 -63.6 Underlying PBT 959 -30.4 3,504 117.4 Underlying att. profit 661 -24.8 2,288 121.5 (*) EUR mn and % change in constant euros KEY DATA 9M'21% 9M'20 Digital customers (mn) 6.5 +11% NPL ratio (%) 2.56 +59 bps Cost of credit (%) 1.46 -161 bps Efficiency ratio (%) 43.8 +222 bps Underlying RoTE (%) 13.4 +6.7 pp 127 134 Loans Funds +1% +10% 1 (1) RoTE adjusted for excess capital: 21% (2) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding disposal of Bluestem impact. Considering it, loans 0%. Accelerated growth in loan and customer fund volumes, driven by better performance in Mexico and the US Strong profit growth YoY boosted by cost of credit improvement mainly in the US and revenue increase (excluding US disposals: NII +3%; fees +7%; total income +7%) Profit down in Q3 mainly due to LLP seasonality in the US and higher costs in Mexico VOLUMES2 Sep-21

37 South America KEY DATA 9M'21% 9M'20 Digital customers (mn) 23.5 +18% NPL ratio (%) 4.38 -2 bps Cost of credit (%) 2.52 -97 bps Efficiency ratio (%) 34.6 -81 bps Underlying RoTE (%) 20.1 +3.1 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 2,920 4.2 8,254 12.8 Net fee income 956 0.8 2,726 13.2 Total income 3,991 4.0 11,302 11.0 Operating expenses -1,398 6.1 -3,916 8.6 Net operating income 2,593 2.9 7,386 12.4 LLPs -892 8.0 -2,384 -17.8 Underlying PBT 1,577 -3.7 4,691 36.3 Underlying att. profit 826 -6.8 2,471 30.8 (*) EUR mn and % change in constant euros 126 163 Loans Funds +10% +10% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Strengthening regional ties to continue growing profitably, supported by the solid increase in loyal (+24%) and digital customers (+18%), reflected in higher volumes Profit up YoY underpinned by NII and fee income double-digit growth, efficiency improvement (costs down 3% in real terms) and lower cost of credit (-97 bps to 2.52%) Q3 profit dampened by higher costs (inflation, activity and labour agreements) and provisions. On the positive side, NII increased driven by higher volumes and rates VOLUMES1 Sep-21

38 Chile KEY DATA 9M'21% 9M'20 Digital customers (k) 1,934 +30% NPL ratio (%) 4.36 -40 bps Cost of credit (%) 0.89 -69 bps Efficiency ratio (%) 38.7 -210 bps Underlying RoTE (%) 18.5 +7.5 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 467 -3.5 1,476 11.8 Net fee income 104 14.0 294 20.0 Total income 583 -3.5 1,834 7.6 Operating expenses -229 -1.6 -710 2.1 Net operating income 354 -4.7 1,125 11.5 LLPs -84 8.5 -266 -48.0 Underlying PBT 265 -11.1 857 67.9 Underlying att. profit 142 -11.0 463 68.5 (*) EUR mn and % change in constant euros 39 40 Loans Funds 0% +17% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds We continued to make headway with our commercial strategy, ranking #1 in NPS Increased mortgage loans YoY offset the declines in corporates and CIB Profit up YoY due to NII (margin management and inflation), higher fee income and improved efficiency and cost of credit In Q3, positive fee and cost trends continued. On the other hand, greater LLPs (low level recorded in Q2) and NII affected by higher funding costs after interest rate hike VOLUMES1 Sep-21

39 Argentina KEY DATA 9M'21% 9M'20 Digital customers (k) 2,713 +1% NPL ratio (%) 3.85 +98 bps Cost of credit (%) 3.51 -203 bps Efficiency ratio (%) 59.6 +514 bps Underlying RoTE (%) 25.3 -3.9 pp P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 268 11.7 708 25.6 Net fee income 110 23.8 272 72.2 Total income 365 18.9 929 31.8 Operating expenses -204 11.6 -554 44.2 Net operating income 161 29.6 375 16.9 LLPs -40 15.0 -88 -36.4 Underlying PBT 92 60.3 193 33.5 Underlying att. profit 73 14.8 180 43.4 (*) EUR mn and % change in constant euros 5 11 Loans Funds +33% +53% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Ongoing digital transformation: launch of Superdigital and a new 100% online financing platform. Digital sales (78% of total), Getnet (40 k active merchants) Overall inflation impact on P&L and volume performance Profit increased YoY boosted by the main revenue lines and lower provisions Q3 underlying PBT rose 60% QoQ from higher customer revenue, which was not reflected in attributable profit due to the normalization of tax rates VOLUMES1 Sep-21

Uruguay and Andean region

High profitability sustained across all countries supported by stronger customer loyalty, leading to greater transactionality and digitalization

Uruguay: profit decreased YoY mainly impacted by lower interest rates

Peru: profit rose YoY boosted by higher revenue and efficiency improvement

Colombia: profit growth was driven by customer revenue

Underlying attributable profit

URUGUAY

-13%


91
80
9M'20
9M'21

22% RoTE

PERU

+37%


31
43
9M'20
9M'21

24% RoTE

COLOMBIA

+25%


14
17
9M'20
9M'21

16% RoTE

Santander

Note: year-on-year changes, constant EUR mn

40

41 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

42 Retail Banking ACTIVITY1 P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 7,968 1.5 23,206 7.2 Net fee income 1,746 -1.5 5,208 3.1 Total income 10,173 2.5 29,520 7.3 Operating expenses -4,336 1.2 -12,740 1.3 Net operating income 5,837 3.5 16,780 12.3 LLPs -2,199 26.1 -5,708 -34.9 Underlying PBT 3,194 -6.8 9,759 81.6 Underlying att. profit 1,960 -1.2 5,750 92.4 (*) EUR mn and % change in constant euros 791 773 Loans Funds +2% +7% Note: Customer figures corresponding to total Group (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds (2) NPS = Net Promoter Score. Refers to number of countries in Top 3 position in H1'21 Accelerating our digital transformation through a multi-channel strategy, adapting channels to new business trends and customer needs We ranked top 3 in customer satisfaction, measured by NPS, in 7 of our markets YoY profit growth due to higher revenue, with better efficiency and lower cost of credit +12% YoY Loyal customers 7 markets Top 3 NPS2

43 1,643 1,326 1,196 1873,881 4,352 9M'20 9M'21 Global Transactional Banking Global Debt Financing Markets Other We continued to strengthen our position as our client’s strategic advisors Increased our participation in green and ESG bonds, being one of the world leaders in financing and advising on renewable energy Profit increased YoY and QoQ backed by higher revenue and sharp LLP reductions. Costs up due to investments in products and franchises under development. Best-in-class in efficiency Strong revenue growth YoY, with all products increasing, mainly Global Debt Financing (GDF), market activities and investment banking fees SCIB Corporate & Investment Banking Total income +12% +43% +13% +1% +20% (Constant EUR mn) 2.4% RoRWA 37.7% Efficiency ratio P&L* Q3'21 vs. Q2'21 9M'21% 9M'20 NII 747 0.0 2,207 7.5 Net fee income 435 -0.8 1,335 19.0 Gains (losses) on FT 144 42.6 656 18.6 Total income 1,414 9.2 4,352 12.1 Operating expenses -574 4.9 -1,642 11.8 Net operating income 840 12.4 2,709 12.3 LLPs -7 -66.0 -75 -73.5 Underlying PBT 832 9.7 2,640 27.8 Underlying att. profit 547 9.5 1,744 25.9 (*) EUR mn and % change in constant euros

WM&I

Wealth Management & Insurance

Private Banking: continued good activity levels and business growth. **Net new money YTD: EUR 7.9 bn.** Total customer assets and liabilities +17% YoY

SAM: volumes continued to grow (+7% YoY), both by market movement and by **positive net sales (EUR 6.3 bn YTD)**

Insurance: gross written premiums +5% YoY, boosted by protection business (+13%)

Total contribution to Group's profit up 16% YoY, driven by higher volumes, higher private banking fees and increased insurance protection business, mainly non-credit related

ACTIVITY

EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	396	2%	12%
Funds and investments[1]	243	2%	10%
- Asset Management (SAM)	192	2%	7%
- Private Banking	77	1%	18%
Custody of customer funds	98	2%	23%
Customer deposits	55	2%	3%
Customer loans	20	5%	25%

P&L*	Q3'21	vs. Q2'21	9M'21	% 9M'20
NII	96	3.8	275	-2.4
Net fee income	321	0.8	933	11.9
Total income	616	17.7	1,637	13.6
Operating expenses	-221	-3.4	-668	4.7
Net operating income	395	**34.0**	969	**20.7**
LLPs	-6	114.2	-14	-39.1
Underlying PBT	405	**39.5**	966	**24.9**
Underlying att. profit	**292**	**38.2**	**698**	**23.9**

(*) EUR mn and % change in constant euros

EUR 1,733 mn (+16% YoY)
Total contribution to Group's profit[2]

Total fees[3]
EUR 2,494 mn (+11% YoY)
Weight of Total Group
32%

Santander

Note. AuM: total assets marketed and/or managed
(1) Total adjusted for funds from private banking customers managed by SAM
(2) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(3) Including fees generated by asset management and insurance transferred to the commercial network

44

45 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

46 ST Funding Securitisations and others Equity and other liabilities Loans and advances to customers Financial assets Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data (2) Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional data Liquidity Balance Sheet EUR bn, Sep-21 EUR bn, Sep-21 HQLAs3 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios 1 HQLAs Level 1 263.2 HQLAs Level 2 9.1  Level 2A 3.4  Level 2B 5.6 78 125 242 28 958 169 47 909 1,279 1,279 Assets Liabilities Sep-21 Jun-21 Spain2 165% 159% UK2 147% 146% Portugal 132% 132% Poland 185% 199% US 152% 143% Mexico 180% 167% Brazil 140% 172% Chile 135% 142% Argentina 235% 352% SCF 395% 490% Group 164% 164% 124% 135% 123% 155% 125% 117% Jun-21 116% 116% 114% 123% 181%

47 EUR 21.8 bn1 issued in public markets in 9M’21 Very manageable maturity profile Conservative and decentralized liquidity and funding model EUR bn, Sep-21 EUR bn, Sep-21 Covered Bonds Senior Non- Preferred Senior Note: preference shares also includes other AT1 instruments. Other  Other includes issuances in Brazil, Chile, Argentina and Mexico (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitisations. Two T2 instruments issued in Q4’20 as prefunding for 2021, totalling EUR 2.3 billion, are not included. (2) Includes Banco Santander S.A. and Santander International Products PLC Average exchange rate 2021 2022 2023 2024 2025 2026+ Spain UK DCB Chile USA Other 2.6 4.1 6.4 0.1 3.3 1.9 0.6 0.2 2.6 0.2 2.6 9.4 9.7 Covered Bonds Preference shares Senior Senior non- preferred

48 ALCO portfolios reflect our geographic diversificationMostly positive interest rate sensitivity Net interest income sensitivity* to a +/-100 bp parallel shift EUR mn, Aug-21 Distribution of ALCO portfolios by country %, Sep-21 Interest rate risk hedging Spain, 4% SCF, 6% UK, 7% Poland, 16% Portugal, 2% USA, 17% Mexico, 12% Brazil, 20% Chile, 12% Other S.Am., 4% 1 2 3 +100 bps -100 bps +958 +561 +196 -63 -623 -707 -95 +63 EUR 86 bn o/w HTC&S EUR 70 bn (1) Parent bank (2) Ring-fenced bank (3) SBNA. SC USA has positive sensitivity under a -100 bp shift scenario *NOTE. Different criteria vs. Q4’20 presentation: -100 bps sensitivities affected by removal of management floors.

Issuances YTD against funding plan

2021 Funding plan and issuances

EUR bn, Sep-21

	Snr Non-Preferred + Snr		Hybrids		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	8-10	9.8	2-3	4.9[1]	-	-	10-13	14.6
SCF	3-4	1.9	-	-	0-1	-	3-5	1.9
UK	2.5-3.5	3.4	-	-	-	-	2.5-3.5	3.4
SHUSA	3-4	-	-	-	-	-	3-4	-
Other [2]	2.5-3.5	3.2	0-0.5	-	-	0.2	2.5-4	3.4
TOTAL[2]	19-25	18.2	2-3.5	4.9	0-1	0.2	21-29.5	23.3

Banco Santander S.A.'s 2021 funding plan contemplates the following:

- The Financial Plan is focused on covering TLAC/MREL requirements, with no secured issuances, to:
  - continue building up TLAC/MREL buffers.
  - pre-finance senior non-preferred / senior preferred transactions which lose TLAC eligibility due to entering in the <1 year window.
  - cover the increase in estimated RWAs which are the base of both requirements.

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Two T2 instruments issued in Q4'20 as prefunding for 2021, totalling EUR 2.3 billion: EUR 1 billion issued 22-Oct-20 with a coupon of 1.625% and USD 1.5 billion issued 3-Dec-20 with a coupon of 2.749%. Issuance of additional hybrid securities will depend on RWA growth, to continue fulfilling the AT1 and T2 buffers (1.5% and 2% respectively).
(2) Santander International Products, Plc. Is not included in the table: in 9M'21 issued EUR 0.80 bn of Senior Unsecured

49

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*

Sep-21



13.01%
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
+319 bps
+340 bps
CCyB, 0.01% 1
16.20%
2.18%
T2
1.76%
AT1
12.26%
CET1
Regulatory Requirement 2020
Group ratios Sep-21

- Following regulatory changes in response to the COVID-19 crisis, the **minimum CET1** to be maintained by the Group is **8.86%** (was 9.69% pre-changes)
- As of Sep-21, the distance to the MDA is 319 bps[2] and the CET1 management buffer is 340 bps

Assumed capital requirements (fully-loaded)

Sep-21



13.01%
+281 bps
T2
2.38%
AT1
1.78%
+299 bps
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
CCyB, 0.01%
15.82%
2.27%
1.70%
11.85%
>15%
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2020
Group ratios Sep-21
Medium-term target ratios

- AT1 and T2 issuance are planned to be zero to target 1.5% and 2% of RWAs respectively

Santander

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

(1) Countercyclical buffer.

(2) MDA trigger = 3.40% - 0.02% - 0.20% = 3.19% (2 bps of AT1 and 20 bps of T2 shortfall is covered with CET1).

50

51(1) Accumulated profit after tax (3 years). (2) FX impact is only applied in the adverse scenario Peers include: BBVA, BNP, Commerzbank, Crédit Agricole, Deutsche Bank, ING, Intesa SP, Nordea, Société Générale and Unicredit 1,875 4,250 4,285 7,133 8,015 10,067 10,779 11,464 12,584 13,865 36,744 P10 P9 P8 P7 P6 P5 P4 P3 P2 P1 Santander -15,971 -11,726 -11,419 -9,637 -7,272 -6,143 -5,352 -4,660 -2,777 -2,587 966 P5 P1 P9 P2 P7 P3 P10 P4 P8 P6 Santander 11,006 -6,962 Peer average System -2,806 3,875 Profit after tax1 baseline (EUR mn) Profit after tax1,2 adverse (EUR mn) In the EBA Stress Test, Santander had the highest PAT in both scenarios and was the only one of its peers to generate profit in adverse scenario

52 12.2 12.3 12.8 13.2 13.4 13.6 14.7 15.4 16.0 17.1 17.3 P1 Santander P4 P5 P7 P8 P6 P3 P10 P2 P9 7.6 7.7 8.3 8.5 9.0 9.4 9.6 9.9 10.9 11.0 13.4 P8 P7 P4 P5 P1 P6 P10 Santander P9 P3 P2 -637 -631 -608 -570 -533 -470 -448 -445 -369 -319 -240 P10 P9 P8 P7 P6 P5 P4 P3 P2 P1 Santander Santander was also is the bank with the lowest impact in the CET1 phased-in ratio under the adverse scenario (1) Phased-in includes IFRS 9 transitional arrangements Peers include: BBVA, BNP, Commerzbank, Crédit Agricole, Deutsche Bank, ING, Intesa SP, Nordea, Société Générale and Unicredit 15.314.4 10.39.6 -497 -479 CET1 phased-in1 2020 (%) CET1 phased-in1 adverse 2023 (%) Change (bps) Peer average System

TLAC ratios for the Resolution Group headed by Banco Santander, S.A.

TLAC Ratio

EUR mn	31 December 2020	31 March 2021	30 June 2021	30 September (E)
Own Funds	**86,836**	**86,879**	**86,046**	**86,860**
of which: Common Equity Tier 1 (CET1) capital	69,451	69,594	68,950	68,899
of which: Additonal Tier 1 (AT1) capital	7,723	7,591	7,675	8,708
of which: Tier 2 (T2) capital	9,662	9,694	9,422	9,254
Eligible Liabilities	**30,434**	**32,531**	**34,714**	**35,122**
Subordinated instruments	964	1,120	2,824	1,458
Non preferred senior debt	22,540	24,352	24,730	26,364
Preferred senior debt and instruments with the same insolvency ranking	6,930	7,059	7,160	7,300
TLAC BEFORE DEDUCTIONS	**117,270**	**119,410**	**120,760**	**121,982**
Deductions	**51,134**	**48,893**	**48,733**	**47,475**
TLAC AFTER DEDUCTIONS	**66,135**	**70,517**	**72,027**	**74,507**
Risk Weighted Assets (RWAs)	**277,178**	**282,373**	**286,386**	**291,993**
TLAC RATIO (% RWAs)	**23.9%**	**25.0%**	**25.2%**	**25.5%**
Leverage Exposure (LE)	**632,194**	**689,334**	**673,015**	**667,341**
TLAC RATIO (% LE)	**10.5%**	**10.2%**	**10.7%**	**11.2%**

- TLAC ratio increased from 25.2% to 25.5% of RWAs (compared to a fully-loaded TLAC requirement of 21.5% in January 2022 and 19.5% in September 2021) as the growth of instruments more than offset the increase in RWAs.
- The instruments before deductions increased by EUR 1.2 bn as the issuances carried out (EUR 1.0 bn of AT1 and EUR 1.3 bn of senior non-preferred) and the dollar appreciation (EUR 0.4 bn) offset the loss of computability in the quarter (EUR 1.5 bn of subordinated debt). Additionally, we issued EUR 0.3 bn of senior debt in the quarter (without impact on the TLAC ratio, due to the cap on senior preferred debt). The deductions were EUR 1.3 bn lower due to higher excesses, mainly in Portugal, the UK and the US.
- In Q3, RWAs grew by EUR 5.6 bn, mainly due to transfer of portfolios to the Resolution Group perimeter and higher surpluses in other resolution groups.

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June 21 figures show the closing data, not the estimates shown in the second quarter earnings presentation

54 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

55 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Europe 2.30 2.12 2.06 2.09 2.08 2.04 2.00 Spain 1.99 1.86 1.82 1.85 1.85 1.80 1.68 United Kingdom 2.49 2.35 2.32 2.36 2.33 2.32 2.33 Portugal 1.63 1.57 1.57 1.51 1.46 1.40 1.36 Poland 4.04 3.34 2.95 2.89 2.91 2.91 2.94 North America 8.99 7.89 7.85 7.71 7.74 7.61 7.51 US 7.80 6.93 6.98 6.85 6.96 6.76 6.59 Mexico 12.25 11.00 10.73 10.36 10.11 10.12 10.21 South America 11.70 10.00 9.03 9.50 9.92 10.00 10.52 Brazil 13.56 12.28 11.66 11.07 11.37 11.63 12.20 Chile 7.35 5.74 4.75 7.03 6.93 6.67 6.99 Argentina 23.75 20.06 18.37 19.93 22.03 22.05 21.63 Digital Consumer Bank 4.22 4.22 4.07 4.05 3.98 3.94 3.93 Yield on loans (%)

56 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Europe 0.36 0.25 0.14 0.12 0.11 0.08 0.07 Spain 0.06 0.04 0.04 0.04 0.04 0.03 0.03 United Kingdom 0.69 0.52 0.29 0.23 0.21 0.15 0.11 Portugal 0.08 0.06 0.05 0.03 0.02 0.02 0.02 Poland 0.65 0.42 0.14 0.09 0.05 0.03 0.01 North America 1.60 1.18 0.91 0.74 0.64 0.61 0.65 US 0.73 0.40 0.30 0.23 0.17 0.12 0.11 Mexico 3.54 3.21 2.53 2.03 1.85 1.86 2.02 South America 3.13 2.07 1.58 1.45 1.83 2.15 2.80 Brazil 3.12 2.27 1.61 1.46 1.47 2.15 3.07 Chile 1.35 0.71 0.34 0.45 0.35 0.31 0.41 Argentina 10.64 7.37 8.70 9.98 11.62 11.88 12.10 Digital Consumer Bank 0.47 0.44 0.39 0.35 0.30 0.26 0.21 Cost of deposits (%)

57 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

58 Stage coverage Exposure ¹ Coverage Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Stage 1 891 878 862 864 885 904 912 0.6% 0.6% 0.6% 0.5% 0.5% 0.5% 0.5% Stage 2 53 61 60 69 70 70 67 8.2% 7.7% 8.8% 8.5% 8.1% 8.2% 8.6% Stage 3 33 33 31 32 32 33 33 40.8% 41.1% 43.3% 43.4% 42.5% 42.2% 43.0% (1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 31 bn in March 2020, EUR 35 bn in June 2020, EUR 29 bn in September 2020, EUR 25 bn in December 2020, EUR 27 bn in March 21, EUR 26 bn in June 2021 and EUR 27 bn in September 2021)

59 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Europe 3.37 3.41 3.29 3.34 3.26 3.30 3.15 Spain 6.88 6.55 5.98 6.23 6.18 6.22 5.99 United Kingdom 0.99 1.10 1.33 1.24 1.35 1.30 1.27 Portugal 4.56 4.43 4.25 3.89 3.84 3.71 3.44 Poland 4.29 4.57 4.58 4.74 4.82 4.58 4.34 North America 2.02 1.73 1.96 2.23 2.39 2.28 2.56 US 2.00 1.49 1.85 2.04 2.11 2.00 2.36 Mexico 2.07 2.50 2.33 2.81 3.21 3.10 3.14 South America 4.63 4.74 4.40 4.39 4.30 4.36 4.38 Brazil 4.93 5.07 4.64 4.59 4.42 4.55 4.72 Chile 4.63 4.99 4.76 4.79 4.74 4.57 4.36 Argentina 3.97 3.15 2.88 2.11 2.32 3.34 3.85 Digital Consumer Bank 2.21 2.31 2.29 2.17 2.23 2.18 2.15 TOTAL GROUP 3.25 3.26 3.15 3.21 3.20 3.22 3.18 NPL ratio (%)

60 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Europe 47.0 46.5 48.7 50.3 50.0 48.4 51.1 Spain 44.6 43.3 46.0 47.1 47.2 46.0 48.8 United Kingdom 39.7 42.8 41.6 44.7 40.5 37.4 36.6 Portugal 59.0 60.9 64.3 66.5 69.2 73.0 75.5 Poland 68.1 69.0 70.8 70.7 70.3 72.4 74.6 North America 170.1 206.5 201.6 182.6 153.4 152.3 139.3 US 181.4 253.1 228.8 210.4 183.2 185.7 161.5 Mexico 133.9 114.9 132.6 120.8 95.6 90.6 90.1 South America 92.9 93.0 97.2 97.4 98.4 98.1 98.8 Brazil 108.0 110.2 114.9 113.2 116.5 112.3 111.8 Chile 57.2 54.7 59.7 61.4 63.4 63.9 64.1 Argentina 131.2 165.7 186.3 275.1 232.4 167.6 149.3 Digital Consumer Bank 111.6 108.0 110.6 113.3 111.4 111.9 112.8 TOTAL GROUP 71.3 72.1 76.0 76.4 74.0 72.9 74.0 Total coverage ratio (%)

61 Spain, 27.0% UK, 5.1% Portugal, 4.5% Poland, 4.4% Other Europe, 1.7% USA, 16.6% Mexico, 4.2% Brazil, 18.3% Chile, 4.8% Argentina, 1.2% Other South America, 0.7% DCB, 11.6% Spain, 41.2% UK, 10.4%Portugal, 4.5% Poland, 4.4% Other Europe, 1.9% USA, 7.7% Mexico, 3.5% Brazil, 12.2% Chile, 5.6% Argentina, 0.6% Other South America, 0.5% DCB, 7.7% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. September 2021

62 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Europe 0.36 0.41 0.48 0.58 0.51 0.49 0.48 Spain 0.64 0.68 0.80 1.01 0.91 1.00 1.01 United Kingdom 0.14 0.22 0.26 0.27 0.21 0.09 0.01 Portugal 0.23 0.30 0.42 0.51 0.38 0.41 0.35 Poland 0.88 0.96 0.99 1.10 1.02 0.88 0.82 North America 3.02 3.21 3.07 2.92 2.34 1.67 1.46 US 3.13 3.30 3.08 2.86 2.12 1.34 1.06 Mexico 2.69 2.95 2.97 3.03 3.00 2.74 2.69 South America 3.29 3.49 3.50 3.32 2.81 2.51 2.52 Brazil 4.43 4.67 4.58 4.35 3.79 3.51 3.60 Chile 1.25 1.46 1.59 1.50 1.33 1.07 0.89 Argentina 5.48 5.67 5.54 5.93 4.55 3.94 3.51 Digital Consumer Bank 0.63 0.74 0.79 0.83 0.69 0.64 0.57 TOTAL GROUP 1.17 1.26 1.27 1.28 1.08 0.94 0.90 Cost of credit (%)

63 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

Santander Responsible Banking goals

		2018	2019	2020	H1'21	2021	2025
E	Green finance raised and facilitated (euros)[1]		19 bn	33.8 bn	51.2 bn*		120 bn
E	Electricity used from renewable energy sources[2]	43%	50%	57%	74% ✓	60%	100%
E	Becoming carbon neutral in our own operations			0% ✓			
E	Reduction of unnecessary single use plastic in corporate buildings and branches		75%	98%	98%	100%	
S	Top 10 company to work for[3]	4	5	6	5	6	
S	Women in senior leadership positions[4]	20%	23%	23.7%	25.4%*		30%
S	Equal pay gap[5]	3%	2%	1.5%			~0%
S	Financially empowered people[6]		2.0 mn	4.9 mn	6.2 mn *		10 mn
S	Scholarships, internships & entrepreneurs programmes[7]		69 k	225 k[7] ✓	278 k	325 k	
S	People helped through our community programmes[8]		1.6 mn	4.0 mn ✓	4.8 mn	4 mn	
G	Women on the Board	33	40%	40% ✓	40%	40%-60%	

Ambition to be net zero by 2050

With the first decarbonization targets:

- Aligning our power generation portfolio to Paris by 2030
- Stop providing financial services to power generation clients with a revenue dependency on thermal coal of over 10% by 2030
- Reduce our exposure to thermal coal mining to zero by 2030.

From ...To (dashed arrow) · *Cumulative target* (bar) · *Commitment Achieved* (✓)

Inclusion of our responsible banking targets as a qualitative metric in our executive remuneration bonus scorecard

Note: H1'21 data not audited
(*) 9M'21 provisional and not audited data
(1) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn
(2) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group
(3) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)
(4) Senior positions represent 1% of total workforce
(5) Calculation of equal pay gap compares employees of the same job, level and function. Data reported annually.
(6) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education
(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank). Commitment refreshed after early completion in 2020 (200k).
(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

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65 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

SANTANDER GROUP (EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	9M'20	9M'21
Net interest income	8,487	7,715	7,773	8,019	7,956	8,240	8,458	23,975	24,654
Net fee income	2,853	2,283	2,423	2,456	2,548	2,621	2,641	7,559	7,810
Gains (losses) on financial transactions and other	474	706	891	520	886	444	832	2,071	2,162
Total income	**11,814**	**10,704**	**11,087**	**10,995**	**11,390**	**11,305**	**11,931**	**33,605**	**34,626**
Operating expenses	(5,577)	(5,076)	(5,073)	(5,241)	(5,118)	(5,259)	(5,401)	(15,726)	(15,778)
Net operating income	**6,237**	**5,628**	**6,014**	**5,754**	**6,272**	**6,046**	**6,530**	**17,879**	**18,848**
Net loan-loss provisions	(3,909)	(3,118)	(2,535)	(2,611)	(1,992)	(1,761)	(2,220)	(9,562)	(5,973)
Other gains (losses) and provisions	(372)	(625)	(304)	(485)	(467)	(470)	(506)	(1,301)	(1,443)
Underlying profit before tax	**1,956**	**1,885**	**3,175**	**2,658**	**3,813**	**3,815**	**3,804**	**7,016**	**11,432**
Underlying consolidated profit	**696**	**1,677**	**2,047**	**1,738**	**2,489**	**2,481**	**2,551**	**4,420**	**7,521**
Underlying attributable profit	**377**	**1,531**	**1,750**	**1,423**	**2,138**	**2,067**	**2,174**	**3,658**	**6,379**
Net capital gains and provisions*	(46)	(12,660)	—	(1,146)	(530)	—	—	(12,706)	(530)
Attributable profit	331	(11,129)	1,750	277	1,608	2,067	2,174	(9,048)	5,849

(*) Including:
in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

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SANTANDER GROUP (Constant EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	9M'20	9M'21
Net interest income	7,646	7,485	7,825	8,169	8,037	8,247	8,370	22,956	24,654
Net fee income	2,569	2,230	2,423	2,484	2,572	2,624	2,613	7,223	7,810
Gains (losses) on financial transactions and other	456	655	888	519	892	446	824	2,000	2,162
Total income	**10,672**	**10,371**	**11,137**	**11,172**	**11,502**	**11,317**	**11,808**	**32,179**	**34,626**
Operating expenses	(5,148)	(4,961)	(5,107)	(5,321)	(5,153)	(5,265)	(5,360)	(15,216)	(15,778)
Net operating income	**5,524**	**5,410**	**6,030**	**5,850**	**6,349**	**6,051**	**6,448**	**16,963**	**18,848**
Net loan-loss provisions	(3,524)	(3,004)	(2,589)	(2,674)	(2,015)	(1,761)	(2,197)	(9,117)	(5,973)
Other gains (losses) and provisions	(334)	(621)	(306)	(493)	(467)	(471)	(505)	(1,260)	(1,443)
Underlying profit before tax	**1,666**	**1,785**	**3,135**	**2,684**	**3,866**	**3,820**	**3,746**	**6,586**	**11,432**
Underlying consolidated profit	**510**	**1,612**	**2,031**	**1,760**	**2,518**	**2,487**	**2,516**	**4,154**	**7,521**
Underlying attributable profit	**208**	**1,472**	**1,738**	**1,445**	**2,165**	**2,072**	**2,142**	**3,418**	**6,379**
Net capital gains and provisions*	(45)	(12,662)	(23)	(1,142)	(533)	2	1	(12,730)	(530)
Attributable profit	162	(11,190)	1,716	304	1,632	2,074	2,143	(9,312)	5,849

(*) Including:
in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

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67

68 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,378 2,330 2,534 2,670 2,645 2,751 2,744 7,241 8,140 Net fee income 1,128 942 961 968 1,072 1,086 1,079 3,032 3,236 Gains (losses) on financial transactions and other 212 125 388 37 432 106 385 725 923 Total income 3,718 3,398 3,883 3,675 4,149 3,942 4,208 10,998 12,299 Operating expenses (2,175) (2,038) (2,046) (2,015) (2,071) (2,072) (2,048) (6,259) (6,191) Net operating income 1,543 1,359 1,837 1,659 2,077 1,870 2,160 4,739 6,108 Net loan-loss provisions (1,004) (677) (735) (927) (595) (606) (676) (2,417) (1,877) Other gains (losses) and provisions (236) (186) (177) (371) (251) (344) (258) (598) (854) Underlying profit before tax 303 496 925 361 1,231 919 1,227 1,724 3,377 Underlying consolidated profit 202 360 660 268 829 616 899 1,223 2,344 Underlying attributable profit 193 336 628 256 826 599 867 1,157 2,293 Europe (EUR mn)

69 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,360 2,347 2,569 2,711 2,656 2,748 2,735 7,275 8,140 Net fee income 1,120 944 965 971 1,073 1,085 1,078 3,028 3,236 Gains (losses) on financial transactions and other 213 122 388 35 432 107 384 723 923 Total income 3,692 3,413 3,921 3,717 4,162 3,940 4,197 11,026 12,299 Operating expenses (2,162) (2,051) (2,072) (2,041) (2,080) (2,069) (2,042) (6,285) (6,191) Net operating income 1,531 1,361 1,849 1,676 2,082 1,871 2,155 4,741 6,108 Net loan-loss provisions (999) (683) (743) (933) (596) (606) (676) (2,424) (1,877) Other gains (losses) and provisions (234) (184) (180) (374) (249) (346) (258) (599) (854) Underlying profit before tax 298 495 927 369 1,236 919 1,221 1,719 3,377 Underlying consolidated profit 200 358 662 275 832 618 895 1,219 2,344 Underlying attributable profit 189 336 631 263 829 600 864 1,156 2,293 Europe (Constant EUR mn)

70 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 925 931 1,034 1,067 1,019 1,015 975 2,890 3,009 Net fee income 643 535 562 573 587 617 616 1,740 1,821 Gains (losses) on financial transactions and other 220 96 204 (8) 178 62 290 520 529 Total income 1,789 1,562 1,800 1,632 1,785 1,693 1,881 5,150 5,359 Operating expenses (944) (896) (893) (873) (867) (852) (818) (2,734) (2,537) Net operating income 844 665 907 759 918 842 1,063 2,417 2,822 Net loan-loss provisions (628) (313) (449) (611) (449) (492) (449) (1,390) (1,390) Other gains (losses) and provisions (104) (115) (112) (128) (129) (147) (162) (331) (438) Underlying profit before tax 112 237 346 20 340 202 453 696 995 Underlying consolidated profit 90 160 246 20 243 147 340 496 730 Underlying attributable profit 90 161 246 20 243 147 340 497 730 Spain (EUR mn)

71 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 820 796 905 983 1,001 1,100 1,168 2,521 3,268 Net fee income 190 94 115 96 120 117 114 398 352 Gains (losses) on financial transactions and other (3) 1 14 (31) (10) (6) 21 12 5 Total income 1,007 891 1,034 1,048 1,111 1,211 1,303 2,932 3,625 Operating expenses (686) (631) (620) (601) (652) (648) (638) (1,938) (1,937) Net operating income 321 259 414 447 459 563 665 994 1,688 Net loan-loss provisions (178) (223) (179) (97) (18) 86 (1) (580) 67 Other gains (losses) and provisions (71) (5) (30) (150) (31) (63) (39) (106) (132) Underlying profit before tax 72 31 205 200 410 587 625 308 1,623 Underlying consolidated profit 52 19 149 171 294 399 452 220 1,145 Underlying attributable profit 52 19 149 171 294 399 452 220 1,145 United Kingdom (EUR mn)

72 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 706 706 818 885 874 948 1,000 2,230 2,822 Net fee income 163 85 104 87 105 101 97 352 304 Gains (losses) on financial transactions and other (2) 1 13 (27) (8) (5) 18 11 4 Total income 867 791 934 945 971 1,044 1,115 2,593 3,130 Operating expenses (591) (560) (562) (543) (569) (558) (545) (1,714) (1,673) Net operating income 276 231 372 402 401 486 570 879 1,457 Net loan-loss provisions (153) (197) (163) (89) (16) 75 (1) (513) 58 Other gains (losses) and provisions (61) (5) (27) (134) (27) (54) (33) (94) (114) Underlying profit before tax 62 28 182 179 358 507 536 273 1,401 Underlying consolidated profit 45 17 133 153 257 345 387 195 989 Underlying attributable profit 45 17 133 153 257 345 387 195 989 United Kingdom (GBP mn)

73 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 202 197 193 195 193 192 185 592 569 Net fee income 101 90 94 103 99 110 115 285 325 Gains (losses) on financial transactions and other 47 30 25 19 135 1 12 102 148 Total income 350 317 312 317 427 303 312 979 1,042 Operating expenses (151) (145) (146) (149) (146) (143) (140) (442) (429) Net operating income 199 172 166 168 281 160 172 538 613 Net loan-loss provisions (80) (24) (47) (42) (35) (35) (25) (152) (95) Other gains (losses) and provisions (21) (16) 1 7 (13) (11) (2) (36) (26) Underlying profit before tax 98 132 120 133 234 114 145 350 492 Underlying consolidated profit 68 92 83 95 161 78 100 243 339 Underlying attributable profit 68 92 83 95 161 78 100 243 339 Portugal (EUR mn)

74 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 296 251 246 243 240 250 251 794 741 Net fee income 116 104 112 120 127 126 133 332 386 Gains (losses) on financial transactions and other (48) 23 35 24 (10) 41 21 10 52 Total income 365 377 394 388 357 417 405 1,136 1,179 Operating expenses (172) (143) (161) (154) (158) (163) (162) (475) (483) Net operating income 193 235 233 234 199 254 243 661 696 Net loan-loss provisions (95) (89) (65) (81) (68) (45) (47) (249) (161) Other gains (losses) and provisions (36) (40) (32) (87) (72) (126) (56) (108) (254) Underlying profit before tax 62 105 136 66 58 83 140 303 281 Underlying consolidated profit 32 74 100 34 26 49 103 206 177 Underlying attributable profit 23 51 68 20 21 34 70 142 125 Poland (EUR mn)

75 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 1,279 1,134 1,095 1,096 1,090 1,131 1,145 3,508 3,367 Net fee income 503 467 498 541 576 573 606 1,468 1,754 Gains (losses) on financial transactions and other (206) 95 156 109 (46) 187 98 45 238 Total income 1,576 1,696 1,749 1,746 1,621 1,891 1,848 5,021 5,360 Operating expenses (742) (645) (714) (694) (718) (739) (739) (2,100) (2,197) Net operating income 834 1,051 1,036 1,052 902 1,151 1,109 2,921 3,163 Net loan-loss provisions (411) (399) (291) (363) (309) (205) (216) (1,101) (730) Other gains (losses) and provisions (155) (181) (141) (390) (329) (570) (255) (478) (1,154) Underlying profit before tax 268 470 603 300 265 376 638 1,342 1,279 Underlying consolidated profit 140 329 442 154 116 223 467 911 806 Underlying attributable profit 98 225 302 93 93 153 321 626 567 Poland (PLN mn)

76 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 134 155 155 182 192 195 165 445 553 Net fee income 78 120 78 75 138 115 101 276 354 Gains (losses) on financial transactions and other (5) (24) 109 32 139 8 41 80 188 Total income 207 251 343 290 469 318 307 801 1,095 Operating expenses (222) (223) (226) (238) (249) (267) (290) (671) (806) Net operating income (15) 28 116 52 221 51 17 129 289 Net loan-loss provisions (23) (29) 5 (97) (26) (121) (153) (46) (299) Other gains (losses) and provisions (4) (9) (4) (12) (6) 2 (0) (17) (4) Underlying profit before tax (42) (10) 117 (58) 189 (67) (136) 66 (14) Underlying consolidated profit (40) 15 81 (52) 106 (58) (95) 56 (47) Underlying attributable profit (40) 14 81 (51) 108 (60) (94) 56 (46) Other Europe (EUR mn)

77 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 133 152 155 182 192 195 165 439 553 Net fee income 75 118 78 75 139 115 100 272 354 Gains (losses) on financial transactions and other (6) (25) 109 32 139 9 40 78 188 Total income 202 244 343 290 470 319 306 789 1,095 Operating expenses (218) (219) (225) (237) (250) (266) (290) (663) (806) Net operating income (16) 25 117 52 220 53 16 126 289 Net loan-loss provisions (22) (30) 6 (98) (26) (121) (153) (46) (299) Other gains (losses) and provisions (5) (7) (6) (12) (4) 1 (1) (18) (4) Underlying profit before tax (43) (11) 117 (57) 190 (67) (137) 62 (14) Underlying consolidated profit (41) 14 81 (52) 105 (56) (96) 53 (47) Underlying attributable profit (42) 14 81 (50) 108 (59) (95) 53 (46) Other Europe (Constant EUR mn)

78 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,261 2,079 2,076 2,055 2,005 2,010 2,070 6,415 6,085 Net fee income 464 405 413 402 451 410 386 1,282 1,247 Gains (losses) on financial transactions and other 216 227 194 242 313 299 322 637 934 Total income 2,941 2,711 2,683 2,699 2,768 2,719 2,779 8,335 8,266 Operating expenses (1,230) (1,123) (1,109) (1,215) (1,149) (1,194) (1,275) (3,462) (3,617) Net operating income 1,711 1,587 1,574 1,484 1,620 1,525 1,504 4,873 4,649 Net loan-loss provisions (1,246) (1,123) (775) (773) (393) (195) (506) (3,144) (1,095) Other gains (losses) and provisions (14) (38) (24) (57) (20) 8 (38) (76) (50) Underlying profit before tax 452 427 774 654 1,207 1,338 959 1,653 3,504 Underlying consolidated profit 337 369 528 500 910 1,014 772 1,234 2,696 Underlying attributable profit 282 334 439 417 773 854 661 1,055 2,288 North America (EUR mn)

79 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,074 2,010 2,094 2,064 2,026 2,023 2,036 6,178 6,085 Net fee income 426 399 423 405 457 412 379 1,247 1,247 Gains (losses) on financial transactions and other 199 213 191 239 315 301 317 603 934 Total income 2,699 2,622 2,707 2,708 2,798 2,736 2,732 8,028 8,266 Operating expenses (1,129) (1,085) (1,121) (1,219) (1,161) (1,201) (1,255) (3,335) (3,617) Net operating income 1,570 1,537 1,586 1,490 1,637 1,535 1,477 4,694 4,649 Net loan-loss provisions (1,145) (1,070) (793) (784) (399) (195) (501) (3,009) (1,095) Other gains (losses) and provisions (13) (36) (24) (56) (20) 8 (38) (73) (50) Underlying profit before tax 413 431 769 650 1,219 1,348 938 1,612 3,504 Underlying consolidated profit 308 368 528 496 919 1,021 756 1,204 2,696 Underlying attributable profit 257 334 442 415 781 860 647 1,033 2,288 North America (Constant EUR mn)

80 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 1,462 1,429 1,406 1,348 1,337 1,326 1,359 4,297 4,022 Net fee income 250 215 218 206 241 191 174 682 606 Gains (losses) on financial transactions and other 217 157 206 247 324 318 316 580 958 Total income 1,929 1,801 1,830 1,801 1,902 1,835 1,849 5,559 5,586 Operating expenses (809) (776) (722) (772) (748) (783) (815) (2,307) (2,346) Net operating income 1,120 1,024 1,108 1,029 1,154 1,052 1,034 3,252 3,240 Net loan-loss provisions (972) (832) (572) (561) (165) 9 (294) (2,376) (450) Other gains (losses) and provisions (6) (30) (20) (37) (15) 15 (6) (56) (6) Underlying profit before tax 141 163 515 431 974 1,076 734 820 2,784 Underlying consolidated profit 99 170 333 330 739 817 593 602 2,150 Underlying attributable profit 60 151 259 260 616 674 498 470 1,788 United States (EUR mn)

81 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 1,612 1,573 1,644 1,608 1,611 1,599 1,601 4,829 4,810 Net fee income 275 237 255 247 290 231 204 767 725 Gains (losses) on financial transactions and other 239 173 240 291 390 383 372 652 1,145 Total income 2,126 1,983 2,139 2,145 2,290 2,213 2,177 6,248 6,680 Operating expenses (892) (855) (846) (918) (901) (945) (960) (2,593) (2,806) Net operating income 1,235 1,128 1,292 1,227 1,390 1,268 1,217 3,655 3,875 Net loan-loss provisions (1,072) (916) (683) (679) (199) 11 (350) (2,671) (538) Other gains (losses) and provisions (7) (33) (24) (44) (18) 18 (7) (63) (7) Underlying profit before tax 156 180 586 504 1,173 1,297 860 921 3,329 Underlying consolidated profit 109 188 381 386 890 985 695 677 2,571 Underlying attributable profit 66 166 296 305 743 813 583 529 2,139 United States (USD mn)

82 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 798 650 669 707 667 684 711 2,118 2,063 Net fee income 211 185 189 188 204 210 203 584 617 Gains (losses) on financial transactions and other (2) 70 (10) (4) (6) (16) 5 58 (18) Total income 1,007 905 848 891 865 878 919 2,760 2,662 Operating expenses (415) (341) (375) (422) (373) (379) (425) (1,130) (1,177) Net operating income 592 565 473 469 492 499 494 1,629 1,485 Net loan-loss provisions (273) (291) (203) (212) (228) (204) (213) (767) (645) Other gains (losses) and provisions (8) (6) (4) (19) (5) (6) (1) (18) (13) Underlying profit before tax 311 267 266 238 259 289 280 844 828 Underlying consolidated profit 237 201 200 185 196 221 231 638 649 Underlying attributable profit 220 186 185 171 182 205 215 591 602 Mexico (EUR mn)

83 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 17,484 16,706 17,310 17,322 16,360 16,503 16,783 51,500 49,647 Net fee income 4,617 4,719 4,868 4,596 4,995 5,077 4,781 14,203 14,853 Gains (losses) on financial transactions and other (51) 1,658 (194) (91) (156) (399) 134 1,413 (422) Total income 22,049 23,083 21,984 21,827 21,199 21,181 21,698 67,117 64,077 Operating expenses (9,088) (8,749) (9,654) (10,327) (9,139) (9,140) (10,048) (27,491) (28,326) Net operating income 12,962 14,334 12,330 11,500 12,060 12,041 11,650 39,626 35,751 Net loan-loss provisions (5,985) (7,336) (5,339) (5,194) (5,582) (4,921) (5,012) (18,660) (15,514) Other gains (losses) and provisions (167) (166) (109) (470) (127) (151) (30) (442) (308) Underlying profit before tax 6,810 6,832 6,881 5,836 6,351 6,970 6,608 20,523 19,929 Underlying consolidated profit 5,191 5,149 5,170 4,529 4,810 5,339 5,461 15,511 15,611 Underlying attributable profit 4,814 4,761 4,786 4,198 4,458 4,947 5,080 14,361 14,485 Mexico (MXN mn)

84 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income (0) 0 0 0 0 0 0 0 0 Net fee income 4 5 7 8 7 8 9 16 24 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (1) (6) Total income 5 4 6 8 2 5 10 15 18 Operating expenses (6) (6) (13) (22) (28) (32) (35) (24) (94) Net operating income (0) (2) (7) (14) (26) (26) (25) (9) (77) Net loan-loss provisions (0) (0) (0) (0) (0) (0) 0 (0) 0 Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (31) (2) (31) Underlying profit before tax (1) (4) (7) (14) (26) (27) (55) (11) (108) Underlying consolidated profit 2 (3) (5) (15) (25) (25) (52) (6) (102) Underlying attributable profit 2 (3) (5) (15) (25) (25) (52) (6) (102) Other North America (EUR mn)

85 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income (0) 0 0 0 0 0 0 0 0 Net fee income 4 5 7 8 7 8 9 16 24 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (1) (6) Total income 5 4 6 8 2 5 10 15 18 Operating expenses (6) (6) (13) (22) (28) (32) (35) (24) (94) Net operating income (0) (2) (7) (14) (26) (26) (25) (9) (77) Net loan-loss provisions (0) (0) (0) (0) (0) (0) 0 (0) 0 Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (31) (2) (31) Underlying profit before tax (1) (4) (7) (14) (26) (27) (55) (11) (108) Underlying consolidated profit 2 (3) (5) (15) (25) (25) (52) (6) (102) Underlying attributable profit 2 (3) (5) (15) (25) (25) (52) (6) (102) Other North America (Constant EUR mn)

86 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 3,065 2,606 2,486 2,566 2,575 2,760 2,920 8,157 8,254 Net fee income 1,077 779 848 885 842 928 956 2,704 2,726 Gains (losses) on financial transactions and other 26 310 149 70 122 85 115 485 322 Total income 4,169 3,695 3,483 3,522 3,539 3,772 3,991 11,346 11,302 Operating expenses (1,492) (1,281) (1,250) (1,335) (1,219) (1,299) (1,398) (4,023) (3,916) Net operating income 2,677 2,414 2,233 2,187 2,320 2,473 2,593 7,324 7,386 Net loan-loss provisions (1,325) (1,110) (787) (702) (683) (809) (892) (3,222) (2,384) Other gains (losses) and provisions (142) (54) (71) (54) (132) (55) (124) (266) (312) Underlying profit before tax 1,210 1,250 1,375 1,431 1,505 1,609 1,577 3,836 4,691 Underlying consolidated profit 796 781 832 935 905 1,014 964 2,408 2,883 Underlying attributable profit 700 682 731 794 773 871 826 2,113 2,471 South America (EUR mn)

87 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,430 2,415 2,475 2,655 2,620 2,759 2,875 7,321 8,254 Net fee income 841 730 836 906 859 930 937 2,407 2,726 Gains (losses) on financial transactions and other 24 277 149 74 127 83 112 450 322 Total income 3,296 3,422 3,460 3,635 3,606 3,772 3,924 10,178 11,302 Operating expenses (1,178) (1,186) (1,242) (1,381) (1,232) (1,302) (1,382) (3,607) (3,916) Net operating income 2,118 2,236 2,217 2,254 2,374 2,470 2,542 6,571 7,386 Net loan-loss provisions (1,046) (1,041) (814) (745) (701) (809) (874) (2,901) (2,384) Other gains (losses) and provisions (107) (54) (69) (61) (134) (56) (122) (229) (312) Underlying profit before tax 965 1,142 1,335 1,448 1,540 1,605 1,546 3,441 4,691 Underlying consolidated profit 642 714 811 950 922 1,012 949 2,167 2,883 Underlying attributable profit 559 619 711 808 789 871 811 1,889 2,471 South America (Constant EUR mn)

88 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 2,270 1,813 1,756 1,786 1,780 1,919 2,083 5,840 5,782 Net fee income 869 614 664 677 632 698 696 2,148 2,027 Gains (losses) on financial transactions and other (3) 224 114 82 109 64 103 335 276 Total income 3,137 2,651 2,534 2,544 2,521 2,682 2,882 8,322 8,085 Operating expenses (1,004) (835) (805) (897) (723) (779) (864) (2,644) (2,366) Net operating income 2,133 1,816 1,729 1,648 1,799 1,902 2,019 5,677 5,719 Net loan-loss provisions (1,066) (843) (569) (540) (549) (674) (757) (2,478) (1,980) Other gains (losses) and provisions (127) (31) (68) (36) (96) (28) (89) (226) (214) Underlying profit before tax 940 942 1,092 1,072 1,154 1,200 1,172 2,973 3,526 Underlying consolidated profit 571 533 611 636 624 684 655 1,716 1,963 Underlying attributable profit 517 478 550 568 562 619 582 1,545 1,762 Brazil (EUR mn)

89 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 11,100 10,725 11,066 11,446 11,744 12,228 12,847 32,891 36,819 Net fee income 4,250 3,679 4,167 4,324 4,169 4,450 4,285 12,096 12,905 Gains (losses) on financial transactions and other (14) 1,196 703 538 718 402 635 1,885 1,756 Total income 15,336 15,600 15,935 16,308 16,632 17,080 17,767 46,871 51,479 Operating expenses (4,907) (4,922) (5,065) (5,696) (4,767) (4,966) (5,330) (14,894) (15,062) Net operating income 10,429 10,678 10,871 10,612 11,865 12,115 12,437 31,977 36,417 Net loan-loss provisions (5,214) (4,990) (3,752) (3,588) (3,619) (4,302) (4,683) (13,957) (12,604) Other gains (losses) and provisions (621) (226) (428) (252) (633) (172) (555) (1,274) (1,360) Underlying profit before tax 4,594 5,462 6,691 6,771 7,612 7,641 7,200 16,746 22,453 Underlying consolidated profit 2,794 3,111 3,760 4,008 4,118 4,359 4,022 9,665 12,500 Underlying attributable profit 2,526 2,792 3,386 3,583 3,704 3,944 3,571 8,704 11,219 Brazil (BRL mn)

90 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 448 425 420 494 497 511 467 1,293 1,476 Net fee income 92 74 74 94 95 96 104 240 294 Gains (losses) on financial transactions and other 12 85 38 6 22 30 12 136 64 Total income 553 584 532 594 614 637 583 1,669 1,834 Operating expenses (230) (228) (223) (219) (236) (245) (229) (681) (710) Net operating income 322 356 310 375 378 392 354 988 1,125 Net loan-loss provisions (163) (183) (154) (94) (100) (82) (84) (500) (266) Other gains (losses) and provisions 1 (2) 13 4 (1) 5 (5) 12 (2) Underlying profit before tax 160 171 169 285 277 315 265 500 857 Underlying consolidated profit 138 129 125 236 222 246 206 393 674 Underlying attributable profit 97 86 86 163 153 169 142 269 463 Chile (EUR mn)

91 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 397,015 384,057 383,394 447,669 433,780 441,721 426,106 1,164,466 1,301,606 Net fee income 81,770 67,170 67,421 85,452 82,698 82,631 94,239 216,362 259,567 Gains (losses) on financial transactions and other 10,853 76,628 35,003 5,316 19,479 26,231 11,153 122,484 56,862 Total income 489,638 527,855 485,818 538,437 535,956 550,583 531,497 1,503,312 1,618,035 Operating expenses (204,237) (205,998) (203,043) (198,727) (205,743) (211,816) (208,503) (613,279) (626,062) Net operating income 285,401 321,857 282,775 339,710 330,213 338,767 322,993 890,033 991,973 Net loan-loss provisions (144,587) (165,302) (140,381) (85,889) (87,495) (70,398) (76,361) (450,270) (234,254) Other gains (losses) and provisions 739 (1,905) 11,526 3,859 (1,155) 4,015 (4,609) 10,360 (1,749) Underlying profit before tax 141,553 154,650 153,920 257,680 241,563 272,384 242,024 450,123 755,970 Underlying consolidated profit 122,619 116,749 114,468 213,738 193,497 212,270 188,561 353,837 594,329 Underlying attributable profit 86,013 77,918 78,454 147,535 133,049 145,679 129,630 242,385 408,357 Chile (CLP mn)

92 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 241 261 218 192 204 235 268 721 708 Net fee income 76 56 70 71 74 87 110 202 272 Gains (losses) on financial transactions and other 1 (8) (14) (36) (16) (22) (13) (21) (51) Total income 318 310 274 226 262 301 365 902 929 Operating expenses (186) (153) (152) (141) (171) (179) (204) (491) (554) Net operating income 132 157 122 85 92 122 161 411 375 Net loan-loss provisions (75) (57) (46) (48) (14) (35) (40) (178) (88) Other gains (losses) and provisions (14) (18) (17) (22) (34) (31) (29) (48) (94) Underlying profit before tax 44 82 59 15 44 57 92 185 193 Underlying consolidated profit 34 75 52 18 46 63 73 162 182 Underlying attributable profit 34 75 52 18 45 62 73 161 180 Argentina (EUR mn)

93 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 16,991 22,846 24,646 29,613 22,035 27,866 31,122 64,484 81,023 Net fee income 5,327 5,132 7,611 10,109 7,977 10,342 12,802 18,070 31,120 Gains (losses) on financial transactions and other 89 (595) (1,349) (4,047) (1,686) (2,575) (1,558) (1,855) (5,820) Total income 22,407 27,384 30,908 35,674 28,326 35,632 42,366 80,699 106,324 Operating expenses (13,112) (13,756) (17,093) (21,259) (18,420) (21,246) (23,720) (43,960) (63,386) Net operating income 9,295 13,628 13,815 14,416 9,906 14,386 18,646 36,738 42,938 Net loan-loss provisions (5,266) (5,207) (5,417) (7,430) (1,503) (4,003) (4,603) (15,890) (10,109) Other gains (losses) and provisions (953) (1,546) (1,821) (2,933) (3,691) (3,717) (3,358) (4,319) (10,767) Underlying profit before tax 3,076 6,875 6,578 4,052 4,711 6,666 10,685 16,529 22,062 Underlying consolidated profit 2,421 6,276 5,807 4,089 4,918 7,387 8,480 14,504 20,785 Underlying attributable profit 2,405 6,234 5,759 4,047 4,888 7,339 8,424 14,399 20,651 Argentina (ARS mn)

94 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 106 107 91 94 93 93 102 304 289 Net fee income 40 34 40 43 41 46 45 114 133 Gains (losses) on financial transactions and other 16 9 11 19 7 13 13 35 33 Total income 162 149 143 157 141 152 161 454 454 Operating expenses (72) (65) (70) (78) (90) (96) (101) (206) (287) Net operating income 90 85 73 79 51 57 60 248 167 Net loan-loss provisions (21) (27) (19) (20) (20) (19) (11) (66) (50) Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (1) (3) (3) Underlying profit before tax 67 55 55 59 30 37 47 178 115 Underlying consolidated profit 52 43 43 45 14 21 30 138 65 Underlying attributable profit 52 43 43 45 14 21 30 138 65 Other South America (EUR mn)

95 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 88 96 88 92 92 95 102 272 289 Net fee income 35 31 39 42 41 47 45 105 133 Gains (losses) on financial transactions and other 13 8 10 19 6 13 13 31 33 Total income 136 135 136 152 139 154 161 407 454 Operating expenses (61) (60) (67) (76) (89) (96) (101) (188) (287) Net operating income 75 75 69 76 50 57 60 219 167 Net loan-loss provisions (17) (24) (18) (19) (20) (19) (11) (59) (50) Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (1) (3) (3) Underlying profit before tax 56 49 52 57 29 38 48 157 115 Underlying consolidated profit 43 38 40 43 13 22 30 121 65 Underlying attributable profit 44 38 40 43 13 22 30 121 65 Other South America (Constant EUR mn)

96 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 1,088 1,054 1,048 1,073 1,056 1,075 1,077 3,190 3,207 Net fee income 192 163 211 205 188 206 222 566 616 Gains (losses) on financial transactions and other 11 (4) 50 74 59 21 71 57 151 Total income 1,291 1,214 1,309 1,352 1,304 1,302 1,369 3,814 3,975 Operating expenses (596) (552) (585) (596) (600) (613) (591) (1,733) (1,805) Net operating income 695 662 724 756 703 689 778 2,081 2,170 Net loan-loss provisions (331) (200) (222) (204) (166) (142) (141) (753) (449) Other gains (losses) and provisions 40 23 (20) 6 (31) (45) (43) 43 (119) Underlying profit before tax 404 485 482 558 506 502 594 1,371 1,602 Underlying consolidated profit 297 356 357 424 372 371 462 1,009 1,204 Underlying attributable profit 234 273 281 345 291 278 366 787 935 Digital Consumer Bank (EUR mn)

97 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 1,086 1,067 1,058 1,084 1,057 1,072 1,078 3,211 3,207 Net fee income 192 164 211 205 188 206 222 567 616 Gains (losses) on financial transactions and other 11 (4) 51 75 60 21 70 58 151 Total income 1,289 1,227 1,319 1,364 1,305 1,300 1,370 3,835 3,975 Operating expenses (595) (557) (589) (600) (601) (612) (592) (1,741) (1,805) Net operating income 694 670 730 764 705 687 778 2,094 2,170 Net loan-loss provisions (331) (202) (224) (208) (166) (142) (141) (757) (449) Other gains (losses) and provisions 40 23 (20) 7 (31) (45) (43) 43 (119) Underlying profit before tax 404 491 486 562 507 501 594 1,381 1,602 Underlying consolidated profit 297 361 360 428 372 370 461 1,018 1,204 Underlying attributable profit 234 278 284 349 292 277 365 796 935 Digital Consumer Bank (Constant EUR mn)

98 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income (304) (354) (371) (345) (324) (355) (354) (1,029) (1,033) Net fee income (9) (6) (11) (3) (5) (8) (2) (26) (15) Gains (losses) on financial transactions and other 9 47 110 96 (41) (67) (60) 166 (168) Total income (304) (313) (271) (252) (370) (430) (416) (889) (1,216) Operating expenses (85) (82) (82) (80) (79) (81) (89) (248) (249) Net operating income (389) (395) (353) (333) (449) (511) (505) (1,137) (1,465) Net loan-loss provisions (3) (8) (16) (4) (154) (9) (6) (27) (168) Other gains (losses) and provisions (20) (370) (12) (9) (33) (33) (43) (403) (108) Underlying profit before tax (413) (773) (381) (345) (635) (553) (553) (1,567) (1,741) Underlying consolidated profit (937) (188) (330) (389) (527) (534) (545) (1,454) (1,606) Underlying attributable profit (1,031) (94) (330) (389) (527) (535) (545) (1,455) (1,607) Corporate Centre (EUR mn)

99 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 8,004 7,272 7,280 7,500 7,472 7,766 7,968 22,557 23,206 Net fee income 2,058 1,536 1,707 1,685 1,709 1,753 1,746 5,301 5,208 Gains (losses) on financial transactions and other 108 263 444 165 355 292 458 815 1,105 Total income 10,171 9,071 9,431 9,349 9,536 9,811 10,173 28,673 29,520 Operating expenses (4,632) (4,191) (4,183) (4,280) (4,157) (4,247) (4,336) (13,006) (12,740) Net operating income 5,538 4,880 5,248 5,069 5,378 5,564 5,837 15,667 16,780 Net loan-loss provisions (3,890) (2,862) (2,465) (2,415) (1,783) (1,726) (2,199) (9,217) (5,708) Other gains (losses) and provisions (343) (219) (267) (409) (405) (463) (445) (829) (1,312) Underlying profit before tax 1,306 1,799 2,516 2,246 3,190 3,375 3,194 5,620 9,759 Underlying consolidated profit 873 1,242 1,633 1,594 2,143 2,318 2,288 3,748 6,749 Underlying attributable profit 693 1,040 1,375 1,313 1,836 1,954 1,960 3,108 5,750 Retail Banking (EUR mn)

100 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 7,241 7,073 7,335 7,635 7,548 7,771 7,887 21,649 23,206 Net fee income 1,844 1,501 1,709 1,705 1,727 1,754 1,727 5,054 5,208 Gains (losses) on financial transactions and other 136 240 431 147 358 295 452 807 1,105 Total income 9,221 8,814 9,475 9,487 9,633 9,820 10,067 27,510 29,520 Operating expenses (4,266) (4,094) (4,214) (4,353) (4,187) (4,252) (4,302) (12,574) (12,740) Net operating income 4,956 4,720 5,261 5,134 5,446 5,568 5,765 14,936 16,780 Net loan-loss provisions (3,507) (2,750) (2,517) (2,479) (1,807) (1,725) (2,176) (8,773) (5,708) Other gains (losses) and provisions (304) (216) (269) (420) (405) (465) (442) (789) (1,312) Underlying profit before tax 1,145 1,754 2,474 2,234 3,234 3,378 3,147 5,373 9,759 Underlying consolidated profit 777 1,216 1,617 1,590 2,166 2,322 2,260 3,610 6,749 Underlying attributable profit 607 1,019 1,363 1,310 1,858 1,958 1,934 2,988 5,750 Retail Banking (Constant EUR mn)

101 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 677 705 771 765 720 739 747 2,153 2,207 Net fee income 402 405 360 375 466 434 435 1,167 1,335 Gains (losses) on financial transactions and other 217 300 242 113 469 110 231 759 810 Total income 1,297 1,410 1,373 1,253 1,655 1,283 1,414 4,079 4,352 Operating expenses (528) (499) (488) (523) (526) (543) (574) (1,515) (1,642) Net operating income 769 910 885 730 1,130 740 840 2,564 2,709 Net loan-loss provisions (6) (239) (40) (185) (47) (21) (7) (284) (75) Other gains (losses) and provisions (15) (28) (20) (72) (25) 31 (1) (63) 6 Underlying profit before tax 748 644 825 472 1,058 750 832 2,217 2,640 Underlying consolidated profit 528 465 585 339 740 534 587 1,578 1,861 Underlying attributable profit 494 434 554 316 704 494 547 1,482 1,744 Corporate & Investment Banking (EUR mn)

102 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 609 677 768 778 724 741 742 2,054 2,207 Net fee income 367 396 358 381 469 435 431 1,121 1,335 Gains (losses) on financial transactions and other 182 272 251 128 472 108 230 706 810 Total income 1,158 1,345 1,377 1,288 1,665 1,284 1,403 3,881 4,352 Operating expenses (491) (488) (490) (529) (528) (544) (570) (1,469) (1,642) Net operating income 668 857 887 759 1,137 740 832 2,412 2,709 Net loan-loss provisions (5) (237) (42) (183) (47) (22) (7) (284) (75) Other gains (losses) and provisions (14) (27) (20) (68) (25) 32 (1) (61) 6 Underlying profit before tax 649 593 825 507 1,066 750 823 2,066 2,640 Underlying consolidated profit 460 429 584 363 744 535 581 1,473 1,861 Underlying attributable profit 432 400 553 339 708 495 542 1,385 1,744 Corporate & Investment Banking (Constant EUR mn)

103 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 109 93 92 100 88 91 96 294 275 Net fee income 308 269 279 296 297 316 321 857 933 Gains (losses) on financial transactions and other 133 99 102 149 117 113 199 334 428 Total income 550 462 474 545 502 519 616 1,486 1,637 Operating expenses (237) (212) (207) (216) (220) (227) (221) (656) (668) Net operating income 313 250 266 329 281 293 395 830 969 Net loan-loss provisions (6) (6) (11) (5) (5) (3) (6) (23) (14) Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) 16 (6) 12 Underlying profit before tax 307 242 252 331 273 288 405 801 966 Underlying consolidated profit 232 186 193 249 206 218 300 611 724 Underlying attributable profit 222 179 184 238 197 210 292 584 698 Wealth Management & Insurance (EUR mn)

104 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 100 89 93 102 89 91 95 282 275 Net fee income 291 264 279 298 298 316 319 834 933 Gains (losses) on financial transactions and other 122 99 103 150 117 113 198 324 428 Total income 514 452 475 549 505 520 612 1,440 1,637 Operating expenses (223) (207) (208) (217) (222) (227) (219) (638) (668) Net operating income 291 245 267 332 283 293 393 802 969 Net loan-loss provisions (6) (6) (11) (5) (5) (3) (6) (23) (14) Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) 16 (6) 12 Underlying profit before tax 284 237 252 333 274 289 403 773 966 Underlying consolidated profit 214 182 193 251 207 219 299 589 724 Underlying attributable profit 205 174 184 240 198 210 290 564 698 Wealth Management & Insurance (Constant EUR mn)

105 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 0 (1) 0 (0) (1) (1) 0 (0) (2) Net fee income 94 78 88 103 81 127 141 259 349 Gains (losses) on financial transactions and other 7 (3) (8) (2) (14) (4) 4 (3) (14) Total income 101 75 81 100 67 123 144 256 334 Operating expenses (95) (92) (113) (142) (136) (162) (181) (301) (479) Net operating income 5 (18) (33) (42) (69) (40) (36) (45) (145) Net loan-loss provisions (4) (3) (3) (2) (2) (2) (2) (10) (7) Other gains (losses) and provisions 7 (6) (1) (2) (2) (3) (34) (0) (39) Underlying profit before tax 8 (26) (37) (46) (73) (45) (73) (55) (191) Underlying consolidated profit (1) (27) (34) (55) (72) (56) (79) (62) (207) Underlying attributable profit (1) (27) (33) (55) (72) (56) (79) (61) (206) PagoNxt (EUR mn)

106 PagoNxt (Constant EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 9M'20 9M'21 Net interest income 0 (0) 0 (0) (1) (1) 0 (0) (2) Net fee income 76 75 88 103 83 128 138 240 349 Gains (losses) on financial transactions and other 7 (3) (7) (2) (14) (3) 4 (3) (14) Total income 83 72 81 101 68 123 142 237 334 Operating expenses (85) (89) (113) (142) (137) (162) (179) (287) (479) Net operating income (1) (17) (31) (41) (68) (39) (37) (50) (145) Net loan-loss provisions (3) (3) (3) (2) (2) (2) (2) (9) (7) Other gains (losses) and provisions 5 (5) (1) (2) (2) (3) (34) (1) (39) Underlying profit before tax 1 (25) (35) (45) (72) (45) (74) (60) (191) Underlying consolidated profit (5) (27) (33) (55) (72) (55) (79) (65) (207) Underlying attributable profit (5) (26) (32) (54) (72) (55) (79) (64) (206)

107 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

108 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ Covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

109 Notes: The averages for the RoTE and RoRWA denominators are calculated using10 months from December to September. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Digital customers: every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales Glossary - Definitions

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    27 October 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer